EXHIBIT 99.1

Stantec joint venture selected by U.S. Army Corps of Engineers to advance coastal resilience on Charleston’s peninsula

EDMONTON, Alberta and CHARLESTON, S.C., July 30, 2026 (GLOBE NEWSWIRE) --  TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been awarded a US$150 million joint venture contract by the U.S. Army Corps of Engineers, Charleston District (USACE) to design critical infrastructure supporting coastal storm risk management on the Charleston peninsula—an important step in safeguarding one of the United States’ historic coastal communities.

In partnership with Johnson, Mirmiran and Thompson (JMT), Stantec will deliver a more resilient future for Charleston; protecting its people, while preserving the history and character that define the community. This award highlights Stantec’s leadership in coastal resilience and strengthens its position to grow work with USACE and regional partners in major coastal metropolitan markets.

With a total program value of US$1.2 billion, the team will lead the design of more than eight miles of integrated coastal infrastructure across Charleston’s waterfront. The designs will include storm surge barriers, floodwalls and levees, pump stations, and multiple gate structures for pedestrians, as well as vehicle, rail, and tidal flow management. Nature-based features, including living shorelines and oyster reefs, are also incorporated to support long-term system performance and environmental function.

Home to more than 40,000 full-time residents and nationally significant historic landmarks, Charleston faces increasing vulnerability from storm surge. The project will place public safety first by designing a multi-purpose storm surge defense system that will protect life, infrastructure and the community for generations to come.

Resilience for historic coastal communities
“We’re proud to partner with USACE on a project that will help protect Charleston’s rich history, vibrant communities, and remarkable ecosystems,” said Chris Williams, senior vice president for Stantec’s US Federal Program. “Our Water, Infrastructure, and Environmental Services teams will combine their expertise to design solutions that strengthen resilience while respecting the region’s environmental and cultural fabric.”

“The USACE Charleston Coastal Storm Risk Management Project demonstrates what can be achieved when visionary local leadership is paired with federal investment,” said Chris Mack, director of Resilience and Coastal Solutions at JMT. “The City of Charleston has spent years advancing resilience and sustainability initiatives across the peninsula, and JMT is proud to support USACE’s leadership in delivering this transformative project.”

Stantec brings proven experience from multiple major U.S. coastal storm risk management programs, including work across the Gulf and Atlantic coasts. For example, the firm served as the designer of record for three storm drainage pump stations, floodwalls, levees, and gates for USACE’s Permanent Canal Closures and Pumps Project in New Orleans. Stantec also partnered with the New York City Economic Development Corporation to provide adaptive designs that support flexibility and resiliency to protect the Battery’s waterfront. In Texas, the firm provided engineering and design services for a 26.7-mile coastal levee and floodwall system near Galveston following Hurricane Harvey.

Learn more about Stantec’s work protecting coastal and marine environments.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Katie Lawler Stantec Media Relations Ph: (425) 896-6930 katie.lawler@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com